Mail Stop 3561

December 13, 2007

Via U.S. Mail and Facsimile

Michael E. Reed
Chief Executive Officer
GateHouse Media, Inc.
350 WillowBrook Office Park
Fairport, New York 14450

        RE: GateHouse Media, Inc.
               Form 10-K for the fiscal year ended December 31, 2006

             File No. 001-33091

Dear Mr. Reed:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Statement of Stockholders' Equity (Deficit), page 72

1. We note that you include the $293,000 incremental effect of applying SFAS No. 158 as a component of the comprehensive loss subtotal for the year ended December 31, 2006. In this regard, please revise future filings so that this amount is not included as a component of the comprehensive loss subtotal for the year ended December 31, 2006. See paragraph A7 of SFAS No.158 for guidance.

Schedule II – Valuation and Qualifying Accounts

2. We note from the disclosure on Schedule II, that the Company's allowance for doubtful accounts increased by $2,188 during 2006 due primarily to the acquisitions of CP Media and Enterprise NewsMedia LLC during 2006. Please tell us whether this increase in the allowance related to the existing reserves of CP Media and Enterprise NewsMedia LLC at the time of the acquisition transactions or to reserves established by the Company as part of the purchase price allocation. Refer to the guidance outlined in SAB Topic 2:A:5. We may have further comment upon receipt of your response.

Form 10-Q for the quarterly period ended September 30, 2007

Financial Statements

Note 4. Acquisitions

3. We note from the disclosure in Note 4 to the financial statements, that in connection with the Gannett Co., The Copley Press, SureWest Directories and Journal Register Company acquisitions, the Company recognized a material amount of advertising relationship and subscriber relationship intangibles. Please tell us and revise the notes to your financial statements in future filings to indicate the weighted average amortization period being used to amortize each of these categories of intangible assets related to these acquisitions to expense. As part of your response, you should also explain how you calculated or determined the estimated useful life over which you are amortizing these assets to expense. The disclosures provided should be presented in a level of detail consistent with that provided for the acquisitions of CP Media and Enterprise NewsMedia LLC in Note 4. Refer to the disclosure requirements outlined in paragraph 44 of SFAS No.142.

Michael E. Reed
GateHouse Media, Inc.
Page 3

4. We note from the disclosure in Note 4(h) that the audited pro forma condensed consolidated statement of operations data for the three and nine months ended September 30, 2007 and 2006, respectively, does not give effect to the acquisitions of SureWest Directories or the acquisition of eight publications from the Journal Register Company during 2007. Please explain why you have not reflected the pro forma impact of these acquisition transactions in the pro forma disclosures provided in Note 4. If this is because these acquisitions were not considered material to your pro forma results of operations either individually or in the aggregate, please provide us with quantified information supporting your conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Changes in Financial Position
Goodwill

5. We note from the discussion on page 27 of MD&A that goodwill increased during the nine months ended September 30, 2007 by $3.5 million due to purchase accounting adjustments from acquisitions in June 2006. Please tell us and explain in the notes to your financial statements in future filings, the nature and amount of the purchase accounting adjustments that were made during 2007 in connection with the 2006 acquisition transactions. Also, please revise the analysis of changes in goodwill provided in the notes to your financial statements to provide separate disclosure of goodwill acquired in connection with acquisitions during the period, goodwill associated with operations disposed during the period and any other changes in goodwill during the period. Refer to the disclosure requirements outlined in paragraph 45 of SFAS No.142.

Non-GAAP Financial Measure, page 28

6. We note that you define Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), interest expense, depreciation and amortization, and other non-recurring items. We note from your reconciliation of Adjusted EBITDA on pages 29 in your Form 10-Q for the quarter ended September 30, 2007 and page 66 in your Form 10-K for the fiscal year ended December 31, 2006 that several of the items such as unrealized (gain) loss on derivate instruments and loss on early extinguishment of debt have occurred in the last several years and there is no indication they will not recur in the future. This non-GAAP performance measure does not comply with the requirements of Item 10(e) of Regulation S-K because it eliminates items reasonably likely to recur within two years or occurring within the previous two years. Please revise your Adjusted EBITDA amounts to exclude recurring items or items that are

reasonably likely to recur. Refer to Item 10(e) of S-K and questions 8 and 9 of the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mark R. Thompson, Chief Financial Officer
            (585) 248-2631